Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In a period when production is sustained throughout the six months, revenue grew to $3.67 million comprising 61.5 bitcoins, compared to the previous period when construction of the mining center in Tennessee was in progress and there was no production.. After accounting for direct costs of revenue amounting to $2.68 million, primarily electricity costs of $1.1 million and depreciation of $1.27 million,    the gross profit from the mining operation was $0.75 million.

The loss before tax of the group was $0.14 million after accounting for administrative and general overheads.his result compares favorably with the previous period when the loss was $3.5 million. Administrative and general overheads during the period almost doubled to 1.11 million compared to $0.7 million as new staff were added to support production on a 24/7 basis as well as an increase on maintenance and insurance costs now that the data center was fully operational.

In April, the Company further improved its water supply and since then, all production lines have been kept running. During the peak construction periods, a 100,000-gallon reservoir helps to subsidize any shortages from the water company during the day and is replenished at night when consumption is much lower. The hydro cooling method introduced with the new batch of machines helps to reduce noise and dust instead of the traditional air cooling by fans.

There is no substantial change in the Balance Sheet of the Group except that more Ant-miner machines were purchased for $0.86 million and a piece of property in Wisconsin acquired for $0.65 million in the period to June. Cash and cash balances dwindled to $0.4 million as of June 30, 2024.

With the halving of mining rewards in late in April, production output will be much lower for the rest of 2024. However, the Company will maintain a strict control of its costs and hopes to secure more hosting contracts to improve on its revenue.